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                          February 4, 2021

       Gregory Gould
       Chief Financial Officer
       NewAge, Inc.
       2420 17th Street, Suite 220
       Denver, Colorado 80202

                                                        Re: NewAge, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2021
                                                            File No. 333-252620

       Dear Mr. Gould:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jeffrey Sherman